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May 23, 2024
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Nicholas Nalbantian, Mara Ransom

Re:	Seaport Entertainment Group Inc.
Draft Registration Statement on Form S-1
Submitted February 13, 2024
CIK No. 002009684
Ladies and Gentlemen:
On behalf of our client, Seaport Entertainment Group Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in their letter dated March 12, 2024 relating to the Company’s Draft Registration Statement on Form S-1 confidentially submitted on February 13, 2024. Concurrently with the submission of this letter, the Company has publicly filed the Registration Statement on Form S-1 (the “Registration Statement”), which reflects the revisions described herein and certain other updated information.
For ease of reference, the text of the comments in the Staff’s letter has been reproduced in italics herein, with the Company’s response immediately following each numbered comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.
Questions and Answers About the Rights Offering, page iii
1.Please clarify both here and in the Rights Offering Summary section whether the Common Stocks underlying your subscription rights are being registered at this time.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages iii and 14 of the Registration Statement.

May 23, 2024

2.Revise to address whether and when you might retain the right to amend the terms of the rights offering and, if so, how you intend to advise shareholders of such changes.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page v of the Registration Statement.
“What if there are an insufficient number of shares of common stock to satisfy the over-subscription requests?”, page iii
3.Clarify to state the reason why there might be an insufficient number of shares available for issuance pursuant to the over-subscription rights (i.e. that the rights offering is oversubscribed relative to what is being offered).
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page iv of the Registration Statement.
“How do I exercise my subscription rights?”, page iv
4.Please provide additional details to distinguish the process for shareholders, if any, between the “basic subscription right” and the “over-subscription privilege.” As one example only, if shareholders wish to subscribe and exercise both their basic subscription right and their over-subscription privilege, must they do so in one payment? If in one payment, then please provide a more detailed explanation as to how shareholders are to calculate the amount of shares they are to submit for their over-subscription privilege if they want to maximize their allocation.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page v of the Registration Statement.
“How will the rights offering affect Pershing Square’s ownership of our common stock?”, page vii
5.We note your indication that you will enter into a registration rights agreement with Pershing for the shares purchased pursuant to the backstop agreement. Clarify whether you expect a lock-up period with respect to those shares once issued, if known.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it is still negotiating the terms of the registration rights with Pershing Square, but it will revise the disclosure to clarify whether there will be a lock-up period once such terms are finalized.

Exhibits
6.We note your disclosure on page vi, and elsewhere in the registration statement, that “we believe and intend to take the position that a holder’s receipt or exercise of rights should generally be nontaxable for U.S. federal income tax purposes.” Please revise to include a tax opinion as Exhibit 8.1, as it appears the transaction would be tax-free to a holder exercising their rights, and, therefore, material to investors. Refer to Section III.A.2. of Staff Legal Bulletin No. 19. Alternatively, tell us why you believe an opinion is not required.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it will include a tax opinion as Exhibit 8.1 to the Registration Statement in a subsequent amendment.

May 23, 2024

General
7.With reference to our review of your registration statement on Form 10-12B, submitted February 13, 2024, please incorporate comments into this registration statement as appropriate.
Response: The Company respectfully advises the Staff that it has revised the Registration Statement to reflect the Staff’s comments, and the Company’s corresponding responses, to the draft registration statement on Form 10-12B confidentially submitted to the Staff on February 13, 2024 (the “Form 10”), as well as the Staff’s comments, and the Company’s corresponding responses, to Amendment No. 1 to the Form 10 confidentially submitted to the Staff on March 26, 2024.
8.You make references to “a distribution” throughout this prospectus but it appears that some references are referring to the distribution of shares in connection with the separation and spin-off while other references are referring to the distribution of subscription rights pursuant to this registration statement. Consider revising for clarity.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the Registration Statement to distinguish between the distribution of shares in connection with the spin-off and the distribution of subscription rights.
*     *     *
Should you have any comments or questions regarding the foregoing, please call me at (213) 891-8371 or e-mail me at julian.kleindorfer@lw.com, or Abigail Smith at (202) 637-3391 or abigail.smith@lw.com. Thank you in advance for your attention to this matter.

Very truly yours,
cc:	Michael J. Haas, Latham & Watkins, LLP
	Abigail Smith, Latham & Watkins, LLP	/s/ Julian Kleindorfer
	Alexa M. Berlin, Latham & Watkins, LLP	Julian Kleindorfer
	Anton D. Nikodemus, Seaport Entertainment Group Inc	of LATHAM & WATKINS LLP
Bartholomew A. Sheehan, Sidley Austin LLP
Jason A. Friedhoff, Sidley Austin LLP